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Exhibit 99.7

[HOULIHAN LOKEY HOWARD & ZUKIN (EUROPE) LIMITED LETTERHEAD]

Exchange Offer for Euronext Shares

INDEPENDENT VALUATION REPORT

Houlihan Lokey Howard & Zukin (Europe) Limited

(Article 261-1 through 262-2 of the General Regulations of the Autorité des marchés financiers)

        We understand that Euronext N.V., a company established under the laws of the Netherlands, the registered office of which is located at Beursplein 5, 1012 JW Amsterdam ("Euronext" or the "Company"), NYSE Group, Inc., a Delaware corporation ("NYSE Group"), NYSE Euronext,  Inc., a Delaware corporation ("NYSE Euronext"), and a newly formed subsidiary of NYSE Euronext ("Merger Sub"), have entered into a Combination Agreement dated as of June 1, 2006 (the "Combination Agreement") whereby Euronext plans to combine with NYSE Group (the "Transaction").

        We understand that pursuant to the Combination Agreement, (i) NYSE Group will merge into Merger Sub with each share of NYSE Group common stock converting into the right to receive one share of NYSE Euronext common stock, and (ii) NYSE Euronext will file a mix-and-match exchange offer (the "Offer") with the French Autorité des marchés financiers (the "AMF") to acquire all outstanding Euronext shares (each a "Euronext Share" and holder of a Euronext Share, a "Euronext Shareholder").

        We understand that, pursuant to Section 1(a) of the Combination Agreement, following approval by the AMF of the terms of the Offer and a tender offer prospectus ("Note d'information") (the "Tender Offer Prospectus"), NYSE Euronext will commence, within the meaning of the General Regulations of the AMF (the "General Regulations"), the Offer to exchange each Euronext Share for (i) 0.980 shares of common stock, par value $0.01 per share, of NYSE Euronext (the "Stock Portion of the Offer Consideration") and (ii) €21.32 in cash (the "Cash Portion of the Offer Consideration," and together with the Stock Portion of the Offer Consideration, the "Offer Consideration") (subject to Euronext Shareholders' right to make elections to receive, subject to proration, all cash or all stock) upon the terms as described in the Combination Agreement.

        This Report (the "Report") is furnished solely for the use and benefit of the Supervisory Board of Euronext (the "Supervisory Board") in connection with its consideration of the Offer and is not intended to be used, and may not be used, for any other purpose, without our express, prior written consent.

        We will deliver either an update of the Report or a bring-down letter together with the Report (the "Bring-Down Letter") for inclusion in the response prospectus ("Note en Réponse") to be filed by Euronext with the AMF pursuant to Article 231-26 of the General Regulations and the Banking Finance and Insurance Commission of Belgium.

        We are acting as an expert solely under Article 261-1 et seq. of the General Regulations and not with respect to any other foreign laws or regulations.

        The Report, and the opinion contained herein, do not in any way constitute a recommendation by us to any Euronext Shareholder as to how any Euronext Shareholder or any other person should vote or act on any matters relating to the Transaction or the Offer.

        The Offer Consideration was determined through arm's-length negotiations between Euronext and NYSE Group. We did not recommend any specific Offer consideration to the Supervisory Board or advise the Supervisory Board that any specific Offer consideration constituted the only appropriate offer consideration.

1.     Presentation of Houlihan Lokey

        Houlihan, Lokey, Howard & Zukin, Inc., headquartered in Los Angeles, California, USA, is the parent undertaking of a group of companies which provides investment banking services with over 700 employees in twelve offices in the United States, Europe and Asia (the "Houlihan Lokey Group").

        The Houlihan Lokey Group was founded in 1970 and specializes in the following areas of expertise: fairness opinions, mergers and acquisitions and restructuring.

  •
  The Houlihan Lokey Group has been ranked number one provider of Mergers & Acquisitions fairness opinions for six consecutive years according to the Mergers & Acquisitions Journal (over 450 fairness opinions rendered over the past 10 years); and

  •
  The Houlihan Lokey Group was ranked number one Mergers & Acquisitions advisor for US transactions under $750 million in 2005 by Thomson Financial.

        Houlihan Lokey Howard & Zukin (Europe) Limited ("Houlihan Lokey") is incorporated in England and Wales under the Companies Act 1985 with registered number 4285073 and registered office 83 Pall Mall, London SW1Y 5ES. Houlihan Lokey is a wholly-owned subsidiary of Houlihan, Lokey, Howard & Zukin, Inc., the ultimate parent undertaking of which is ORIX Corporation, an integrated financial services group based in Tokyo, Japan and listed on the Tokyo and New York Stock Exchanges.

        Houlihan Lokey is regulated and authorized by the U.K. Financial Services Authority ("FSA") (FSA firm reference number 208153) to conduct regulated activity which we have been carrying on since May 2002. Following receipt of our authorization Houlihan Lokey has been conducting certain regulated activity in France on a cross-border basis by virtue of an Investment Services Directive (Council Directive 93/22/EC) ("ISD") "passport" (arising by virtue of application of Article 14 of the ISD), and in 2005 formally opened a branch in Paris again using the ISD passport mechanism. The address of our branch in Paris is 15/17, rue Auber, 75009 Paris, France.

2.     List of Certain Assignments Carried out by the Houlihan Lokey Group Over the Last 12 months

        Over the last 12 months prior to the date of our designation by Euronext, Houlihan Lokey has carried out the following independent valuation assignment in France within the meaning of Article 261-1 et seq. of the General Regulations:

Date of Opinion	Type of assignment	Target company	Offeror
Apr. 2006	Fairness Opinion (attestation d'équité) for the buy-out offer and mandatory squeeze-out (offre publique de retrait suivie d'un retrait obligatoire)	Unilog S.A.	LogicaCMG UK Limited

        Furthermore, over approximately the last four quarters prior to the date of our designation by Euronext, the Houlihan Lokey Group has carried out, among others, the following fairness opinions in which it received a fixed and not a contingent fee:

Date of Opinion	Type of assignment	Target company	Offeror
Dec. 2005	Second Fairness Opinion	Arden Realty Inc.	GE Capital Real Estate
Jan. 2006	Second Fairness Opinion	GTECH Holdings Corporation	Lottomatica SpA
Jan. 2006	Fairness Opinion	Access Pharmaceutical-Oral Care Business	Uluru, Inc.
Feb. 2006	Fairness Opinion	Evans & Sutherland-Simulation Assets	Rockwell Collins
Mar. 2006	Fairness Opinion	CDX Gas, LLC	The TCW Group Inc
Mar. 2006	Fairness Opinion	Morton Industrial Group, Inc.	Management & Brazos Private Equity Partners
Mar 2006	Fairness Opinion	Capital Title Group Inc.	LandAmerica Financial Group
Mar. 2006	Fairness Opinion	Sequenom, Inc.	Investor Group
Apr. 2006	Fairness Opinion	Surgis Inc.	United Surgical Partners
May 2006	Fairness Opinion	The Sportsman's Guide, Inc.	Redcats USA Inc.
May 2006	Fairness Opinion	Crosstex Energy LP	MLP and affiliates
May 2006	Second Fairness Opinion	NES Rental Holdings, Inc.	Diamond Castle
June 2006	Second Fairness Opinion	Albertsons Inc.	Investor Group
June 2006	Fairness Opinion	Mississippi Belle Riverboat Casino	Private Investor
June 2006	Fairness Opinion	CFC International, Inc.	Illinois Tool Works Inc.

3.     Certificate of Independence

        For purposes of Article 261-4(II) of the General Regulations, we have relied upon and assumed, without independent verification, the accuracy and completeness of (i) the list of companies controlled by Euronext and NYSE Group within the meaning of Article L. 233-3 of the French Commercial Code over the eighteen-month period preceding the date of our designation and (ii) the list of advisers to Euronext and NYSE Group on the Offer, both of which were made available to us by Euronext.

        Based upon and subject to the foregoing, we hereby certify, for purposes of Article 261-4(II) of the General Regulations, the absence of any past, present or future ties, known to us, with Euronext and NYSE Euronext and their respective advisers susceptible of affecting our independence or the objectivity of our judgment during the exercise of the mandate as defined in the Report.

        In the past, the Houlihan Lokey Group and its affiliates may have provided investment banking and other financial services to Euronext and NYSE Group, or their respective affiliates or any other party that may be involved in the Transaction, for which they have received or may have received compensation.

        We have identified the situation described below as possibly falling within the scope of Article 1 of Instruction No 2006-08 of 25 July 2006 relating to independent experts in application of Title VI of Book II of the General Regulations (the "Instruction").

        During the 18-month period preceding the date of our designation by Euronext, a member of the Houlihan Lokey Group has prepared a report regarding the fair market value of a company that has since become an indirect subsidiary of NYSE Group. We believe that this valuation does not create a conflict of interest with persons concerned by the Offer or their advisers within the meaning of Article 261-4 of the General Regulation and does not correspond to the situations listed in Article 1 of the Instruction because, among other reasons, (i) the valuation was the extension of an assignment started prior to the commencement of the 18-month period preceding the date of our designation by Euronext and (ii) the company was not a direct or indirect subsidiary of NYSE Group at the time of the assignment. We believe that this valuation is not susceptible of affecting our independence or the objectivity of our judgment in light of the relatively small fee collected on this assignment.

        In the ordinary course of business, certain of our affiliates may acquire, hold or sell, long or short positions, or trade or otherwise effect transactions, in debt, equity, and other securities and financial instruments (including bank loans and other obligations) of Euronext, NYSE Group or NYSE Euronext and any other party that may be involved in the Transaction. As referred to above, our ultimate parent undertaking, ORIX Corporation, is listed on the New York Stock Exchange. For purposes of Article 1 of the Instruction, we do not believe these situations are susceptible of affecting our independence or the objectivity of our judgment.

4.     Amount of the Remuneration to be Received by Houlihan Lokey

        Houlihan Lokey will be paid a fee of €2,250,000 by Euronext, regardless of the conclusions reached herein. Euronext has also agreed to reimburse us for certain reasonable out-of-pocket expenses, and to indemnify us and certain related parties against certain liabilities and expenses.

5.     Description of Work Performed by Houlihan Lokey

        In carrying out our engagement, we used a team approach that encompassed four distinct working groups comprising 15 financial professionals. The four working groups consisted of:

  (i)
  the Euronext valuation team comprised of one managing director, one vice president, one associate and two financial analysts;

  (ii)
  the NYSE Group valuation team comprised of one managing director, one vice president, one associate and two financial analysts;

  (iii)
  the transactions and synergies valuation team comprised of two managing directors, one vice president, one associate and one financial analyst; and

  (iv)
  the fairness valuation team with senior members of the other three groups, each highly qualified in either fairness opinions, cross-border transactions, or the industry and with over 15 years of experience in their field.

        Senior members of the team included:

Name	Title	Specialty
Jean-Florent Rérolle	Managing Director, Project Leader	Head of Financial Advisory Services/Paris
François Faure	Managing Director	Head of Houlihan Lokey's Paris Office
Kevin Collins	Managing Director	Fairness Opinions
Michael Fazio	Managing Director	Financial Advisory Services/Financial Institutions

        Since the date of our designation by Euronext on October 27, 2006, we met, over the course of a two-week period, with senior executives at both Euronext and NYSE Group, and their legal, tax and financial advisors, to discuss each company's standalone business plans, pro-forma expectations for

NYSE Euronext, including detailed discussions regarding expected net Synergies (as defined below), the rationale for the Transaction, the process undertaken and the negotiations.

        Specifically, we interviewed the following individuals from Euronext and NYSE Group:

Euronext	NYSE Group
CEO	CEO
CFO	CFO
Director of Finance	Treasurer
CIO	VP Investor Relations
Head of M&A	General Counsel
General Counsel	Corporate Controller
Corporate Controller	Financial Controller
Head of Information Services	SVP Corporate Planning
Head of Cash Listing	SVP Program & Vendor Management
Head of Cash Trading	SVP Marketing Communications
Head of Euronext.Liffe's Marketing	VP Strategic Market Analysis
Executive VP, SIAC

        We also met with Euronext's financial advisors (ABN AMRO & Morgan Stanley) and legal advisors (Bredin Prat, Cleary Gottlieb Steen & Hamilton and Stibbe) and with NYSE Group's financial advisor (Citigroup).

        Please note that we have not been requested to, and did not (i) negotiate the terms of the Transaction, (ii) initiate any discussions with or solicit any indications of interests from third parties with respect to the Transaction or alternatives to the Transaction, or (iii) advise the Supervisory Board or management board of Euronext or any other party with respect to alternatives to the Transaction.

        Subsequent to the various due diligence meetings with management, in order to finalize and compile each team's analyses into a working report, the team held a four-day working group session, which continued thereafter with the teams working in parallel in our Paris and New York offices.

        At no point did we make any physical inspection or independent appraisal of the properties, assets or liabilities of Euronext, NYSE Group or any other party. We have not made or been provided with an independent appraisal of any of the assets, properties or liabilities (contingent or otherwise) of Euronext, NYSE Group or any other party. We have undertaken no independent analysis of any potential or actual litigation, regulatory action, possible unasserted claims or other contingent liabilities, to which Euronext, NYSE Group or any other party is or may be subject or of any governmental investigation of any possible unasserted claims or other contingent liabilities to which either Euronext or NYSE Group is or may be a party or is or may be subject.

        The Houlihan Lokey Group has specific fairness procedures and guidelines encompassing staffing, deal execution and opinion review. Prior to Houlihan Lokey rendering its opinion and delivering this Report, the team presented its findings, analyses and conclusions to our internal fairness review committee (the "Committee"). Comprised of senior officers and board members of the Houlihan Lokey Group, the Committee reviews fairness opinions rendered by members of the Houlihan Lokey Group. The process includes a formal presentation to the Committee accompanied by submission of a detailed book of analyses that is reviewed and critiqued by the Committee.

        During the course of our engagement, we have reviewed the following documents:

DOCUMENTS REVIEWED REGARDING EURONEXT Title of Document/Topic	Source	Date
HISTORICAL FINANCIALS & BUSINESS PLAN
FY2003, FY2004 and FY2005 Annual Reports and Historical Audited Financials	Public and Euronext	December 31, 2003, 2004 and 2005
H1 06 Unaudited Financials	Public	June 30, 2006
Q3 06 Unaudited Financials	Public	September 30, 2006
Business Plan(1) (FY2006E to FY2009E) and underlying assumptions—Profit & Loss Account	Euronext	October 2006
BUSINESS ACTIVITIES
Euronext (Amsterdam, Brussels, Paris, Lisbon) Cash Market Trading Fee Structure/Cash Business	Euronext	December 12, 2005
Top 30 Cash Clients/Cash Business	Euronext	n.a.
Euronext.LIFFE New York Workshop/Derivatives Business	Euronext	October 17, 2006
IT OUTSOURCING/SYNERGIES
"Euronext's Structure Costs Evolution"/IT Synergies	Euronext	January 27, 2004
IT Umbrella contract between Euronext and Atos Euronext Market Solutions	Euronext (Consultation only)	July 22, 2005
"Project Flower—Summary of principal legal documentation"	Euronext	February 28, 2005
Presentation on Creating a Global Exchange	Euronext and NYSE Group	June 2, 2006
Memo on breakdown of expected IT synergies prepared by Euronext' CIO	Euronext	November 8, 2006
Several data room documents on synergies	Euronext (Consultation only)	July—August 2006
BOARD PRESENTATION MATERIALS
US Strategic Opportunities—Board Meeting	Morgan Stanley (received from Euronext)	March 13, 2006
Project Enlightenment—Memorandum "The possible merger of "Jefferson" (NYSE Group) with Euronext ("Rousseau")"	ABN AMRO & Morgan Stanley (received from Euronext)	April 24, 2006
Project Enlightenment—Memorandum "Valuation Discussion"	ABN AMRO & Morgan Stanley (received from Euronext)	April 24, 2006
Supervisory Board Meeting—Transaction Materials	ABN AMRO & Morgan Stanley (received from Euronext)	April 29, 2006
Supervisory Board Meeting—Transaction Materials	ABN AMRO & Morgan Stanley (received from Euronext)	May 22, 2006
Project Enlightenment—Fairness Opinion Committee	Morgan Stanley (received from Euronext)	May 31, 2006
Project Enlightenment—Financial analysis in connection with its fairness opinion	ABN AMRO (received from Euronext)	June 1, 2006
Project Enlightenment—resentation to Supervisory Board	ABN AMRO & Morgan Stanley (received from Euronext)	June 1, 2006
OTHERS
Impairment Analyses of Euroclear plc, Euroclear SA/NV and LCH.Clearnet	Euronext	February 2006
Due Diligence Report on the proposed transaction on Euronext	PricewaterhouseCoopers (received from NYSE Group)	May 20, 2006
Various analysts reports on Euronext, its competitors and the industry	HLHZ	October 2005 to November 2006

All other documents deemed necessary and appropriate under the circumstances

(1)
Business plan validated by senior managers in the financial department of Euronext for the fiscal years ending December 31, 2006 through 2009 and prepared in conjunction with the Euronext managers in charge of business units, with the exception of the manager in charge of the sales of software (GL Trade) (the "Euronext Business Plan").

DOCUMENTS REVIEWED REGARDING NYSE GROUP Title of Document/Topic	Source	Date
HISTORICAL FINANCIALS & BUSINESS PLAN
FY2003, FY2004 and FY2005 Form 10-K	Public	December 31, 2003, 2004 and 2005
Q3 06 Unaudited Financials Form 10-Q	Public	September 30, 2006
Management Business Plan (FY2006E to FY2009E)(2) (the "NYSE Business Plan")	NYSE Group	May 2006
BUSINESS ACTIVITIES
NYSE Price List 2006	NYSE Group	November 6, 2006
INFORMATION ON MERGER WITH ARCHIPELAGO HOLDINGS INC. ("ARCHIPELAGO")
Archipelago Holdings Inc. Form 10-K	Public	March 23, 2005
Archipelago Holdings Inc. Form 10-Q	Public	November 14, 2005
NYSE Group and Archipelago Q4 06 non-GAAP pro-forma results	NYSE Group	November 7, 2006
NYSE Group FY2005 financial statements pro-forma for the acquisition of Archipelago	NYSE Group
OTHERS
Project Enlightenment—Draft Findings on NYSE Group	KPMG (received from Euronext)	May 19, 2006
Presentation to Moody's Investor's Service	NYSE Group	October 15, 2006
Presentation to Houlihan Lokey	NYSE Group	November 3, 2006
Various analysts reports on Euronext, its competitors and the industry in general	HLHZ	October 2005 to November 2006
All other documents deemed necessary and appropriate under the circumstances

(2)
The NYSE Business Plan is only approved by NYSE's Board of Directors for the years 2007 and 2008.

DOCUMENTS REVIEWED REGARDING NYSE EURONEXT Title of Document/Topic	Source	Date
DEAL DOCUMENTATION
Form S-4	Public	September 21, 2006
Form S-4—Amendment 1	Public	October 30, 2006
Form S-4—Amendment 2	Public	November 13, 2006

        In addition, we:

  •
  Discussed with Euronext's and NYSE Group's respective management teams and representatives:

  •
  the nature and operations of the business of Euronext and NYSE Group, including their historical financial performance, existing business plans, future performance estimates, and budgets; and

  •
  the assumptions underlying Euronext's and NYSE Group's business plans, estimates, and budgets as well as risk factors that could effect planned performance;

  •
  Compared financial forecasts and projections included in the Euronext Business Plan (the "Euronext Financial Forecasts") and the financial forecast and projections included in the

    NYSE Business Plan and in NYSE Group's management forecast budget for the balance of the year through December 31, 2006 (the "NYSE Financial Forecasts" and together with the Euronext Financial Forecasts, the "Financial Forecasts") to the publicly available financial forecasts and projections of industry analysts;

  •
  Reviewed the historical financial performance and historical market prices and trading volumes for the securities of certain publicly traded companies we deemed comparable to Euronext;

  •
  Reviewed certain publicly available information for transactions involving companies in the securities exchange industry;

  •
  Reviewed all other documents deemed necessary and appropriate under the circumstances; and

  •
  Conducted such other studies, analyses and inquiries as we have deemed necessary and appropriate under the circumstances.

        We have relied upon and assumed, without independent verification, the accuracy and completeness of all documents, data, material and other information furnished, or otherwise made available, to us, discussed with or reviewed by us, or publicly available, and do not assume any responsibility with respect to such documents, data, material and other information.

        The management of each of Euronext and NYSE Group advised us, and we have assumed, that the Financial Forecasts have been reasonably prepared on bases reflecting the best currently available estimates and each of the management's judgment as to the future financial results and condition of Euronext and NYSE Group, and we express no opinion with respect to such Financial Forecasts or the assumptions on which they are based. With respect to the publicly available financial forecasts and projections for Euronext and NYSE Group referred to above, we have reviewed and discussed such forecasts with the management of each of Euronext and NYSE Group and have assumed, with the consent of Euronext, that such forecasts and projections represent reasonable estimates and judgments of the future financial results and condition of Euronext and NYSE Group, and we express no opinion with respect to such forecasts and projections or the assumptions on which they are based.

        We have relied upon and assumed, without independent verification, that there has been no material change in the assets, liabilities, financial condition, results or operations, business or prospects of Euronext and NYSE Group since the date of the most recent financial statements provided to us, and that there are no information or facts that would make any of the information reviewed by us incomplete or misleading.

        Furthermore, we have relied upon and assumed, without independent verification, that (i) the representations and warranties of all parties to the Combination Agreement and all other related documents and instruments that are referred to therein are true and correct, (ii) each party to all such agreements will fully and timely perform all of the covenants and agreements required to be performed by such party, (iii) all conditions to the consummation of the Offer and the Transaction will be satisfied without waiver thereof, and (iv) the Offer and the Transaction will be consummated in a timely manner in accordance with the terms described in the agreements provided to us, without any amendments or modifications thereto or any adjustment to the Offer Consideration.

        We also have relied upon and assumed, without independent verification, that (i) the Offer and the Transaction will be consummated in a manner that complies in all respects with all applicable laws and regulations, and (ii) all governmental, regulatory, and other consents and approvals necessary for the consummation of the Offer and the Transaction will be obtained and that no delay, limitations, restrictions or conditions will be imposed that would result in the disposition of any material portion of the assets of Euronext, NYSE Group or any other party, or otherwise have an adverse effect on Euronext, NYSE Group or any other party or any expected synergies resulting from the Transaction.

        In addition, we have relied upon and assumed, without independent verification, that the final forms of the draft documents identified above will not differ in any material respect from such draft documents.

6.     Valuation Ranges and Methodologies Employed

6.1.  Presentation of Fairness Analyses

        In preparing the Report, we performed a variety of analyses, including those described below. The preparation of a fairness analysis is a complex process involving various quantitative and qualitative judgments and determinations with respect to the financial, comparative and other analytic methods employed and the adaptation and application of these methods to the unique facts and circumstances presented. As a consequence, neither a fairness opinion nor its underlying analyses is readily susceptible to partial analysis or summary description.

        In assessing the fairness, from a financial point of view, of the Offer Consideration to be offered to Euronext Shareholders taken as a whole, we:

  (i)
  Reviewed the historic closing prices of each of Euronext and NYSE Group immediately before the announcement of the Transaction, immediately before and after the signing of the Combination Agreement, and as of November 20, 2006, calculated the premium implied by the Offer Consideration in relation to each of (a) Euronext's current share price and (b) Euronext's unaffected share price pre-announcement of the Transaction and compared the implied premiums to premiums observed in other recent transactions announced as mergers of equals;

  (ii)
  Independently calculated range of values of Euronext, NYSE Group, and NYSE Euronext shares, each on a per share basis (the range of values for NYSE Euronext shares being calculated as (a) the sum of the aggregate equity of Euronext, the aggregate equity of NYSE Group and the net present value of each of the Synergies (as defined below) and tax benefits arising from the Transaction less the aggregate value of the Cash Portion of the Offer Consideration divided by (b) the pro forma shares outstanding of NYSE Euronext);

  (iii)
  Compared the per share value of Euronext on a standalone basis vis-à-vis the value of the Offer Consideration based upon (a) our independent calculation of ranges of values and (b) the closing share prices of each of Euronext and NYSE Group;

  (iv)
  Calculated the valuation multiples(3)

  implied by the Transaction based on the publicly-traded share prices of each of NYSE Group and Euronext and based upon our independent calculation of range of values per share of NYSE Euronext and compared these range of values to each of (a) the valuation multiples of a selection of publicly-traded companies, (b) the valuation multiples implied by our independent calculation of the range of values of Euronext shares and (c) the valuation multiples implied by the volume weighted average share price of Euronext over a 10-day period ended November 20, 2006;

(3)
Valuation multiples of enterprise value ("Enterprise Value") to earnings before interest tax and amortization ("EBITDA") for the Company's latest twelve month period ended September 30, 2006 ("LTM"), next fiscal year ending December 31, 2006 (NFY) and next fiscal year +1 ending December 31, 2007 (NFY+1).

(v)
Reviewed the parity between Euronext's and NYSE Group's market capitalizations immediately before and after the announcement and signing of the Combination Agreement;

(vi)
Compared the relative contribution of Euronext's operations to NYSE Euronext in relation to its equity ownership in NYSE Euronext, assuming a 100% stock deal (i.e., the Cash Portion of the Offer Consideration was replaced by NYSE Euronext Share of equivalent value); and

(vii)
Calculated the value accretion/dilution of the Transaction.

        In our analysis, our calculations relating to NYSE Group have been performed in US Dollars and converted into Euros using the currency exchange rate as of November 20, 2006 and historical trading prices for NYSE Group have been converted into Euros based on historical currency exchange rates.

        For the avoidance of doubt, the Report does not address: (i) the underlying business decision of Euronext, its shareholders or any other party to proceed with or effect the Transaction or the Offer, (ii) the fairness of any portion or aspect of the Offer not expressly addressed in the Report, (iii) the fairness of any portion or aspect of the Offer to the holders of any class of securities, creditors or other constituencies of Euronext, or any other party other than those set forth in the Report, (iv) the relative merits of the Transaction or the Offer as compared to any alternative business strategies that might exist for Euronext or any other person or the effect of any other transaction in which Euronext or any other person might engage, (v) the tax or legal consequences of the Offer or the Transaction to either Euronext, its shareholders, or any other person, (vi) whether any of its shareholders should vote in favor of or accept the terms of the Offer or the Transaction, (vii) the solvency or fair value of Euronext or any other participant in the Transaction under any applicable laws relating to bankruptcy, insolvency or similar matters, (viii) the fairness of any portion or aspect of the Offer or the Transaction to any one class or group of the holders of equity or debt securities issued by Euronext or any person vis-à-vis any other such class or group, (ix) the decision of any Euronext shareholder to make either a cash election to receive all cash for their Euronext shares, or a stock election to receive all stock for their Euronext shares or (x) any transaction other than the Offer contemplated by Article I of the Transaction Agreement.

        Furthermore, no opinion is intended in matters that require legal, regulatory, accounting, insurance, tax or other similar professional advice. It is assumed that such professional advice has been or will be obtained from the appropriate professional sources. Furthermore, we have relied on advice of the outside counsels and the statutory auditors to Euronext and NYSE Group, and on the assumptions of the management of Euronext and NYSE Group, as to all legal, regulatory, accounting and tax matters with respect to Euronext, NYSE Group and the Transaction.

        The Report does not in any manner address the prices or volumes at which the Euronext Shares, the NYSE Euronext Shares or the shares of NYSE Group may trade following consummation of the Offer or the Transaction.

6.2.  Overview of Valuation Methods

        In our calculation of the range of values per share for each of Euronext and NYSE Group as of November 20, 2006(4), we have employed a multi-criteria approach incorporating the following valuation methods:

(4)
We reviewed subsequent activity between November 20, 2006 and the date of the Report and we observed no significant change that would effect the conclusion of this Report.

(i)
a discounted cash flow analysis (the "DCF Analysis");

(ii)
a relative market-based approach based on a selection of publicly-traded companies (the "Selected Companies Analysis"); and

(iii)
a relative market-based approach based on a selection of publicly-announced change of control transactions (the "Selected Transactions Analysis").

        In addition, we considered, as references, the publicly-traded share prices and analysts' price targets for each of Euronext and NYSE Group.

        We arrived at the opinion set forth in the Report based on the results of all analyses undertaken by us and assessed as a whole and did not draw, in isolation, conclusions from or with regard to any individual analysis, analytic method or factor. We made our determination as to fairness on the basis of our experience and professional judgment after considering the results of all of our analyses. Accordingly, we believe that our analyses must be considered as a whole and that selecting portions of our analyses, analytic methods and factors or focusing on information presented in tabular format, without considering all analyses and factors or the narrative description of the analyses as a whole, would create a misleading or incomplete view of the processes underlying our analyses and opinion.

        No limitations or restrictions were imposed by us on the scope of our investigation or the procedures to be followed by us in rendering our opinion. In performing our analyses, we considered general business, economic, industry and market conditions, financial and otherwise, and other matters as they existed on, and could be evaluated as of November 20, 2006. Subsequent developments in those conditions could require a reevaluation of such analyses. However, except for the Bring-Down Letter mentioned above, we do not have an obligation to update, revise or reaffirm our opinion based on such developments, or otherwise.

        In addition, any analyses relating to the value of businesses or securities do not purport to be appraisals or to reflect the prices at which businesses or securities actually may be sold, which may depend on a variety of factors, many of which are beyond our control and the control of Euronext or NYSE Group.

        For purposes of our analysis of the Offer Consideration, we have calculated the range of values of NYSE Euronext (the combined company) on a per share basis. The range of values per share of NYSE Euronext was calculated on the assumption that it is the product of (a) the sum of the aggregate equity of Euronext, the aggregate equity of NYSE Group and the net present value of each of the proposed net Synergies and tax benefits arising from the Transaction less the aggregate value of the Cash Portion of the Offer Consideration divided by (b) the pro forma shares outstanding of NYSE Euronext. In addition, we assessed the value of the Offer Consideration implied by the publicly-traded share prices of each of NYSE Group and Euronext. Furthermore, in our analysis of the Synergies and the amortization tax benefit of NYSE Euronext we relied upon joint estimates of Euronext and NYSE Group.

        For the avoidance of doubt, one of the factors in determining whether the Offer Consideration is deemed to be fair from a financial point of view to the shareholders of Euronext taken as a whole, is whether the fair market value of the Offer Consideration falls within the range of values per share of Euronext on a standalone basis.

        The estimates contained in our analyses and the value ranges indicated by any particular analysis are illustrative and not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than those suggested by the analyses. Much of the information used in, and accordingly the results of, our analyses are inherently subject to substantial uncertainty and, therefore, we do not assume any responsibility if future results are different from those estimated.

DCF Analysis

        In performing our DCF analysis for each of Euronext and NYSE Group, we relied on (i) the Euronext Business Plan, and (ii) the NYSE Business Plan and NYSE Group management's forecast budget for the balance of the year through December 31, 2006, which contemplate each of Euronext and NYSE Group operating on a standalone basis, thereby not taking into account the effects of the Transaction.

        We compared the financial projections prepared by each of NYSE Group and Euronext with a consensus of analysts' financial forecasts. Furthermore, we discussed the respective financial projections with the management of each of Euronext and NYSE Group to understand the underlying assumptions, business model and sensitivities. We compared historical budgeted and actual results in order to understand the historical accuracy of their forecasting process.

        Based on the projections prepared by the management of each of Euronext and NYSE Group, we calculated the expected cash flows to be generated by each of Euronext and NYSE Group for the period beginning December 1, 2006 and ending December 31, 2009.

        We then made an allowance for the value of each of Euronext and NYSE Group at the end of the projection period, referred to as the terminal value, using a terminal perpetuity growth analysis as a primary method, corroborated by a terminal multiple approach. We have selected 3.5% as the long term growth rate used for the terminal value calculation. This rate is higher than that of the long-term growth forecast in Gross Domestic Product for the European countries where Euronext operates and for the U.S., but it reflects partially stronger prospects for equity financial assets (estimated compound annual growth rate of 9.8% over 1993 to 2010(5)).

(5)
McKinsey Global Institute, January 2006, "Mapping the Global Capital Markets 2006"

        The application of these methods requires that the terminal value be calculated from a stabilized level of cash flows. Because NYSE Group's situation is not expected by industry analysts to have stabilized at the end of the forecast period, this method had to be adjusted to take into consideration the near-term and long-term expected growth in annual cash flows.

        We calculated discount rates for Euronext and NYSE Group, respectively, based on the capital asset pricing model and mid-year discounting convention using:

  •
  a 30-year government bond for France and the U.S.;

  •
  a median global industry projected beta of 0.96, calculated by unlevering the projected betas for the comparable companies (see selected public companies listed below) as published by MSCI Barra on October 31, 2006;

  •
  a forward equity risk premium of 5.0%, determined on the basis of several studies that support a premium in the range of 3% to 7%; and

  •
  an industry-based 100% target equity capital structure, for both Euronext and NYSE Group.

Selected Companies Analysis

        As a complement to the DCF Analysis, we analyzed the trading multiples of various publicly-traded securities exchange companies. We considered thirteen publicly-traded comparable companies (excluding NYSE Group and Euronext) representing North American, European, and Asian exchange companies offering various products combination, including cash equity, derivatives, and other instruments (i.e. fixed income among others) as well as clearing functions and related services:

Selected Companies
Australian Stock Exchange Ltd.
Bursia Malaysia Bhd.
CBOT Holdings Inc.(6)
Chicago Mercantile Exchange Holdings
Deutsche Börse AG
Hong Kong Exchanges & Clearing Ltd.
Intercontinentalexchange Inc.
International Securities Exchange Holdings
London Stock Exchange plc.
Nasdaq Stock Market Inc
OMX AB
Singapore Exchange Ltd.
TSX Group Inc.

(6)
We used a share price of CBoT Holdings unaffected by the offer launched by the Chicago Mercantile Exchange on October 17, 2006.

        The foregoing companies were compared to Euronext and NYSE Group for purposes of the Selected Companies Analysis because they are publicly traded companies with operations that for the purposes of analysis may be considered similar to certain operations of Euronext and NYSE Group. However, no company utilized in this analysis is identical to Euronext or NYSE Group because of differences between the business mix, regulatory environment, operations and other characteristics of Euronext and NYSE Group and the selected comparable companies. We made judgments and assumptions with regard to industry performance, general business, economic, regulatory, market and financial conditions and other matters, many of which are beyond the control of Euronext and NYSE Group, such as the impact of competition on the business of Euronext and NYSE Group and on the industry generally, industry growth and the absence of any adverse material change in the financial condition and prospects of Euronext and NYSE Group or the industry or in the markets generally. We believe that mathematical analyses (such as determining average and median) are not by themselves meaningful methods of using comparable company data and must be considered together with qualities, judgments and informed assumptions to arrive at sound conclusions.

        We analyzed the aggregate value of each selected company as implied by the publicly-traded price of its stock and analyzed the ratio of each selected company's value to certain of its earnings' levels, consisting primarily of earnings before interest, taxes, depreciation and amortization (EBITDA) and earnings before interest and taxes (EBIT). We examined the trading multiples of each selected company based on both its historical earnings levels over the last twelve months (LTM) as well as based on an average of industry analysts' forecasts of future annual earnings for 2006, 2007 and 2008 in order to calculate multiples of EBITDA and EBIT for each selected company for the latest twelve month period ended September 30, 2006, as well as the fiscal years ending December 2006, 2007 and 2008.

        We have based our analysis for each of Euronext and NYSE Group on prospective EBITDA and EBIT multiples for the fiscal years ending December 2006, 2007 and 2008.

        On the basis of an analytical matrix that summarizes industry and financial information, we made judgments and assumptions with regard to industry performance, general business, economic, market and financial conditions and other matters in order to (i) position the companies in the industry and (ii) determine appropriate multiples for each of Euronext and NYSE Group. In evaluating the multiples to apply to each of Euronext and NYSE Group, we took into consideration, among others, each of Euronext's and NYSE Group's level of revenues, historical and expected future revenue and earnings growth rates, historical and expected future profitability, as well as industry specific metrics such as products offered, trading volumes, and market share.

        In analyzing the multiples of the selected companies, we segregated them into groups, depending upon either (i) geography or (ii) products and services offered. We focused on the following groups in selecting appropriate multiples:

  —
  European Exchanges

  —
  North America Exchanges

  —
  Equity Exchanges

  —
  Derivative Exchanges

        The median and mean EV/EBITDA multiples and EV/EBIT multiples of these groups(7) for the fiscal years ending December 31, 2006, 2007 and 2008 are:

(7)
Aggregate includes other selected comparable companies not included in the four primary groups.

	FY 2006E		FY 2007E		FY 2008E
EV/EBITDA Multiples
	Median	Mean	Median	Mean	Median	Mean
European Exchanges	11.6x	13.3x	10.9x	12.1x	10.0x	11.1x
North America Exchanges	20.9x	21.5x	16.3x	15.2x	12.3x	11.8x
Equity Exchanges	16.9x	18.9x	14.9x	16.0x	13.4x	14.7x
Derivative Exchanges	23.0x	22.7x	16.5x	16.4x	12.5x	12.6x
Aggregate	18.8x	18.9x	15.0x	15.4x	12.5x	12.9x
	FY 2006E		FY 2007E		FY 2008E
EV/EBIT Multiples
	Median	Mean	Median	Mean	Median	Mean
European Exchanges	13.5x	15.3x	12.8x	13.9x	11.7x	12.6x
North America Exchanges	25.6x	24.7x	17.7x	16.8x	13.0x	12.9x
Equity Exchanges	21.9x	21.7x	17.0x	18.4x	15.2x	16.3x
Derivative Exchanges	26.7x	25.4x	18.4x	18.1x	13.2x	13.7x
Aggregate	21.7x	21.2x	17.0x	17.2x	13.2x	14.2x

Selected Transactions Analysis

        We also considered transaction multiples paid in change of control transactions, as well as large minority block transactions, involving global securities exchanges. We selected nine transactions, including two minority stake transactions, announced from April 2005 through November 2006, for which there was sufficient publicly-available information to calculate transaction multiples.

Date Announced	Target	Acquiror
November 20, 2006	London Stock Exchange plc.	Nasdaq Stock Market Inc
October 17, 2006	Chicago Board of Trade	Chicago Mercantile Exchange Holdings
September 14, 2006	The New York Board of Trade, Inc.	Intercontinentalexchange Inc.
April 21, 2006	EBS Group	ICAP plc.
April 11, 2006	London Stock Exchange plc.	Nasdaq Stock Market Inc
March 27, 2006	Sydney future Exchange Corp. Ltd.	Australian Stock Exchange Ltd.
September 20, 2005	NYMEX Holdings Inc.	General Atlantic
April 22, 2005	Instinet Group Inc.	Nasdaq Stock Market Inc
April 20, 2005	Archipelago	NYSE Group

        No company or transaction utilized in the Selected Transactions Analyses is identical to Euronext, NYSE Group, the Offer or the Transaction. In evaluating the selected transactions, we made judgments and assumptions with regard to general business, market and financial conditions and other matters, many of which are beyond the control of Euronext or NYSE Group, such as the impact of competition on the business of Euronext or NYSE Group and on the industry generally, industry growth and the absence of any adverse material change in the financial condition and prospects of Euronext, NYSE Group or the industry or in the markets generally, which could affect the public trading value of Euronext and NYSE Group and the aggregate value of the transactions to which they were compared.

        We took into consideration each of Euronext's and NYSE Group's business mix, relative performance and growth expectations in our selection of appropriate range of multiples to apply to each of Euronext's and NYSE Group's EBITDA and EBIT levels.

        We calculated transaction multiples of EBITDA and EBIT for (i) Euronext's latest twelve month ("LTM") earnings level and one-year projected earnings and (ii) NYSE Group's one-year and two-year projected earnings.

        The median and mean EBITDA and EBIT multiples that we have observed for the Selected Transactions Analysis, based on each target's projected earnings levels are:

	LTM		FY 2006E		FY 2007E
Transaction Multiples(8)
	Median	Mean	Median	Mean	Median	Mean
EV/EBITDA Multiples	19.9x	18.6x	18.7x	19.6x	16.4x	16.9x
EV/EBIT Multiples	21.1x	23.3x	22.6x	23.2x	19.4x	19.7x

(8)
For FY 2006E and FY 2007E we were able to obtain projected earnings for the three largest change of control transactions and NASDAQ's minority interest acquisition in the LSE.

        We consider that the results of the Selected Transactions Analysis are even more uncertain than those obtained through the Selected Companies Analysis. In both cases, Euronext and NYSE Group have their own operational, strategic and financial specifics. In addition, the Selected Transactions Analysis has two other parameters that exacerbate the sample's diversity: first, the control premium paid by the purchaser, which depends on the target's performance, the degree of potential expected synergies and the respective bargaining power of the parties and, second, the market conditions prevailing at the time of the deal (valuation of the industry and dynamics of the market for corporate control).

6.3.  Value Ranges for Euronext Shares

Recent Stock Performance

        We analyzed the historical closing prices and trading volumes for Euronext for the 52-week period ending November 20, 2006. During that time, the lowest closing price for Euronext Shares was €37.39 per share on November 21, 2005 and the highest closing price was €93.30 per share on November 13, 2006. During the 30-day period ending November 20, 2006, the closing share price for Euronext Shares ranged from a low of €78.50 to a high of €93.30 and the stock price advanced by 8.2% over the period.

	As of May 19, 2006	As of November 20, 2006
Spot	€74.60	€88.00
10-days volume weighted average	€73.16	€86.97
20-days volume weighted average	€72.97	€85.77
3 months volume weighted average	€65.72	€79.96
6 months volume weighted average	€57.15	€73.78
12 months volume weighted average	€46.93	€66.18
52 week High	€77.95	€93.30
52 week Low	€26.66	€37.39

        Since the closing price the day prior to the announcement of the Transaction on May 22, 2006, the closing share price of Euronext has increased from €74.60 per share on May 19, 2006 (€70.60, adjusted for the €1 and €3 dividend which were distributed by Euronext on May 29, 2006 and August 10, 2006, respectively) to €88.00 per share on November 20, 2006, representing an overall increase of 24.6% on an adjusted basis.

        We observed that the closing share prices of Euronext may have been impacted by several external factors including:

  •
  Industry consolidation expectations over the past six months, including, among others, (a) takeovers of the New York Board of Trade by the Intercontinental Exchange and the Chicago Board of Trade by the Chicago Mercantile Exchange (b) announcement of a potential merger between Euronext and NYSE Group and (c) Deutsche Börse's proposed tender offer on the shares of Euronext, and rumors of improved terms since May 2006 until its withdrawal on November 15, 2006;

  •
  Recent announcement by seven investment banks including Deutsche Bank, Goldman Sachs, Citigroup and Merrill Lynch, regarding the formation of a pan-European electronic shares trading platform that would compete directly with the London Stock Exchange and other continental European markets.

Analysts Price Targets

        Target prices issued by certain analysts between July 31, 2006 and November 16, 2006 indicate an expected range of prices for Euronext shares of €69.00 to €95.00 per share over the next year. This range of values per share represents a discount of 21.5% and a premium of 8% as compared to the closing price of €88.0 of Euronext shares on November 20, 2006.

Broker	Last Update	Target Price
West LB	16-Nov-06	€74.0
Kepler Equities	16-Nov-06	€95.0
Oddo & Cie	16-Nov-06	€75.0
Exane BNP Paribas	14-Nov-06	€80.0
Keefe Bruyette & Woods	14-Nov-06	€95.0
Lehman Brothers	14-Sep-06	€74.0
Fox-Pitt, Kelton	1-Sep-06	€75.0
Rabo Securities	31-Aug-06	€72.0
Credit Suisse	21-Aug-06	€69.0
Ixis Midcaps	9-Aug-06	€76.0

Valuation Business Drivers

        The management of Euronext has indicated to us that, among other factors, the value of Euronext is driven by: (i) its horizontal business model focused on trading platforms and excluding clearing and settlement; (ii) its integration experience with foreign partners; (iii) its cross-border cash markets offering the ability to respond to hedge funds and proprietary trading volumes; (iv) its diversified revenue streams with equities (cash and derivatives), interest rate products (corporate government bond electronic trading platforms and interest rates derivatives) and commodities derivatives; (v) its significant elasticity of volumes traded to prices reductions; (vi) its information technologies outsourcing model in partnership with Atos Origin; and (vii) its relatively stabilized model and operating leverage that has provided continuous margin improvements.

DCF Analysis

        For purposes of calculating free cash flows, we relied on the Euronext Business Plan.

        The main assumptions made by the management of Euronext in the Euronext Business Plan are, among others, the following for 2006 through 2009:

  (i)
  Revenues: strong growth in the derivatives market due to an increase in the number of contracts traded thereon, the launch of BClear and the continuing success of Liffe.Connect (the derivatives trading platform) and a moderate growth of cash markets and listing fees compared to year-to-date record market activity),

  (ii)
  Costs: further information technologies cost savings due to the outsourcing cooperation with Atos Euronext Market Solutions and stability in the headcount.

        We observed that the Euronext Financial Forecasts would lead to a significant improvement in margins and that target margins would be in line with expected industry averages.

        Nevertheless, we observed that the future margins of Euronext may be adversely affected by other factors, including, among others, the implementation of the EU Directive 2004/39/EC on Markets in Financial Instruments (MiFID), which may lead to an increased competition in the industry, such as the recent announcement by certain investment banks of the creation of a pan-European electronic trading platform, and lead to a decrease in Euronext's profitability.

        In calculating the present value of the free cash flows and terminal value of Euronext, we have selected a discount rate of 8.7% on the basis of (i) the methodology presented above and (ii) a 30-year French risk free rate of 3.9% based on the 30-year French OAT yield as of November 14, 2006. We reviewed the risk free rates as of November 20, 2006 and observed that these rates have declined since November 14, 2006; we have concluded that the change would not materially impact our analyses.

        Based on our analyses and industry analysts' reports regarding Euronext and the exchange industry in general, we have observed that the financial performance of Euronext is approximately at a stabilized level. As such, we applied a long term growth rate of 3.5% in our calculation of a terminal value. The terminal value calculated with a perpetual growth rate corresponds to an implied terminal EBITDA multiple of 12.2x.

        In addition to these elements, we have taken into account the value of non operating assets and unconsolidated subsidiaries of Euronext, which are mainly the following:

  •
  50% Atos Euronext Market Solutions,

  •
  41.5% LCH Clearnet (including 16.6% in preferred shares),

  •
  3.9% Euroclear Plc,

  •
  0.49% Atos Origin.

        These assets amount to €976 million(9).

(9)
The valuation of these assets has been provided by the Company and/or discussed with the Financial Advisers of the Company, except for the valuation of Atos Origin which is based on the 1-month volume weighted average share price.

        After calculating an enterprise value of operations of €6.4 to €7.8 billion, non-operating assets were added to calculate a total enterprise value. Then, we added net cash of €27.3 million and subtracted minority interest of €32.1 million (as of September 30, 2006), to derive an aggregate value of equity for Euronext of €7.4 to €8.8 billion.

Selected Companies Analysis

        Additionally, we also observed trading multiples from a number of selected public companies (see valuation methodology overview above). Due to the mixed-nature of Euronext's revenues, we selected a range of multiples in line with pure cash equity exchange companies and below pure derivative exchange companies that bear higher multiples than the latter.

Euronext Multiples	FY 2006E		FY 2007E		FY 2008E
Selected EV/EBITDA Multiples	16.0x	18.0x	14.0x	16.0x	12.0x	14.0x
Selected EV/EBIT Multiples	17.0x	19.0x	15.0x	17.0x	13.0x	15.0x

        In addition to these elements, we have taken into account the value of certain non operating assets and unconsolidated subsidiaries mentioned under the DCF Analysis above, amounting to €976 million.

        After calculating an enterprise value of operations of €6.6 to €7.7 billion, non-operating assets were added to calculate a total enterprise value. Then, we added net cash of €27.3 million and subtracted minority interest of €32.1 million (as of September 30, 2006), to derive an aggregate value of equity for Euronext of €7.6 to €8.7 billion.

Selected Transactions Analysis

        Additionally, we also observed multiples paid in recent change of control transactions and selected an appropriate range of multiples to apply to Euronext's EBITDA and EBIT levels. Due to the mixed nature of Euronext's revenues, we selected a range of multiples based on the multiples of both comparable cash equity exchange companies and derivative exchange companies.

Selected Transaction Multiples	LTM		FY 2006E
EV/EBITDA Multiples	20.0x	22.0x	18.0x	20.0x
EV/EBIT Multiples	21.0x	23.0x	19.0x	21.0x

        After calculating an enterprise value of operations of €8.5 to €9.3 billion, non-operating assets were added to calculate a total enterprise value. Then, we added net cash of €27.3 million and subtracted minority interest of €32.1 million (as of September 30, 2006), to derive an aggregate value of equity for Euronext of €9.5 to €10.3 billion.

        As mentioned earlier, transactions multiples incorporate elements such as control premiums and anticipated Synergies that tend to bias the accuracy of this method.

Summary of conclusions

	Range of Values
Euronext
	Enterprise Value(10)		Per Share Value
	(Figures in millions, except per share amounts)
DCF Analysis	€7,406	€8,756	€65.76	€77.75
Selected Companies Analysis	€7,576	€8,676	€67.27	€77.04
Selected Transactions Analysis	€9,476	€10,276	€84.15	€91.26
Share Price Reference(11)	€9,793		€86.97
(10)
Including €976 million of non-operating assets
(11)
10 days volume weighted average share price as of November 20, 2006

        We observed that the DCF Analysis may be less influenced by factors such as (i) the recent share price appreciation in the industry due to expected consolidation trends, (ii) the different stage of development of electronic trading platforms for Euronext and selected publicly-traded comparable companies, (iii) the difference among industry participants in information technology management (i.e.

in-house or outsourced) and (iv) the differences in product mix of Euronext and the selected publicly-traded companies, than the Selected Companies Analysis and the Selected Transactions Analysis.

        Accordingly, we have relied on the DCF Analysis as our primary method of determining a range of values per share of Euronext. The DCF Analysis indicated a range of values of €65.76 to €77.75 per Euronext Share on the basis of 112.5 million shares of Euronext outstanding.

6.4.  Value Ranges for NYSE Group Shares

Recent Stock Performance

        We analyzed the historical closing prices and trading volumes for NYSE Group from its initial public offering on March 8, 2006 through November 20, 2006, representing over 36 weeks of trading data. Over that time period, the lowest closing price for NYSE Group shares was $49.98 per share on June 13, 2006 and the highest closing price for NYSE Group shares was $95.70 per share on November 15, 2006. During the 30-day period ending November 20, 2006, the closing share price for NYSE Group shares ranged from a low of $73.18 to a high of $95.70. During the 30-day period ended November 20, 2006, NYSE Group stock price rose by 30.13%.

	As of May 19, 2006	As of November 20, 2006
Spot	$64.50	$95.32
10-days volume weighted average	$69.57	$93.57
20-days volume weighted average	$68.43	$89.75
3 months volume weighted average	NA	$79.84
6 months volume weighted average	NA	$70.44
12 months volume weighted average	NA	NA
High (since IPO)	$87.53	$95.70
Low (since IPO)	$62.87	$49.98

        Since the closing price the day prior to the announcement of the Transaction, the share price of NYSE Group has increased from $64.50 per share on May 19, 2006 to $95.32 per share as of November 20, 2006, representing an increase of 47.8%.

        The increase in NYSE Group stock price over this period coincided with the following events:

  (i)
  the announcement of the Transaction;

  (ii)
  the launch by NYSE Group of an hybrid trading platform;

  (iii)
  the increase in trading fees for NYSE-listed securities;

  (iv)
  the announcement of the acquisition by NYSE Group of American Stock Exchange's stake in SIAC.

  (v)
  reports of discussions between NYSE Group and the Tokyo Stock Exchange about a possible alliance; and

  (vi)
  NYSE Group's announcement on November 8, 2006 of a workforce reduction of more than 500 positions;

Analysts Price Targets

        Target prices issued by certain analysts between October 26, 2006 and November 16, 2006 indicate an expected range of prices for NYSE Group shares of $66.00 to $95.00 per share over the next year.

This per share value represents a discount of 30.8% to 0.3% as compared to the closing price of $95.32 per NYSE Group share on November 20, 2006.

Broker	Last Update	Target Price
Prudential Equity Group	November 16, 2006	$89.00
Sandler O'Neill	November 9, 2006	$82.00
Keefe, Bruyette & Woods	November 6, 2006	$70.00
Goldman Sachs	October 26, 2006	$95.00
Piper Jaffray & Co.	October 26, 2006	$66.00

Valuation Business Drivers

        According to the management of NYSE Group, the key drivers affecting the value of NYSE are: (i) its position as the leading cash equities stock exchange in the world, with $22.3 trillion in aggregate global market cap, enabling it to maintain a premium fee structure; (ii) its business mix, heavily weighted to cash equities, a segment that is expected to experience slower growth relative to derivatives markets; (iii) its move toward an electronic exchange, with the recent acquisition of Archipelago and SIAC, and the launch of the NYSE Hybrid Market, improving velocity and fill rates; (iv) its recent and ongoing transformation from a members-held not-for-profit exchange to a publicly traded (since March 8, 2006) for-profit corporation, and the risk attendant to the multiple operational changes that are underway; and (v) the growth opportunities available to the NYSE through improved cost management, increases in trading activity and revenue, and its favorable position as an acquirer in a sector that is experiencing significant consolidation activity.

        As NYSE Group has only recently begun its transformation process from a member-owned not-for-profit institution to a publicly-traded for-profit corporation, we observed that neither the management of NYSE Group, nor industry analysts consider NYSE Group's historical revenues and earnings to be representative of its expected revenues and earnings, going forward.

DCF Analysis

        For the purpose of calculating NYSE Group's free cash flows, we relied on the NYSE Business Plan and on NYSE Group management's forecast budget for the balance of the year through December 31, 2006.

        The main assumptions made by the management of NYSE in the NYSE Business Plan are, among others, the following for 2006 to 2009:

  (i)
  Revenues: management expects to grow cash equity trading volume, although its positive impact to revenue will be slightly offset by an expected reduction in trading fees. In addition, NYSE Group management is looking to gain more company listings on the NYSE Arca listing.

  (ii)
  Costs: management expects a reduction in the company's cost base principally through a headcount reduction and personnel rationalization, a more efficient spending in information technologies, as well as a platform consolidation.

  (iii)
  Initiatives: furthermore, management expects the NYSE Hybrid Market new trading platform, among other initiatives, to help grow trading revenues as well as to provide a more efficient cost structure and improved margins.

        In our calculation of a terminal value, we made allowances for industry analysts' expectations that the cash flows of NYSE Group would continue to improve for several more years beyond 2009. The consensus of industry analysts we could observe projects that NYSE Group's earnings growth will continue at an average annual rate of approximately 29% over the next 5 years. This is because NYSE

Group's earnings and cash flows will not have reached a stabilized level by 2009, the end of the projection period made available to us by the management of NYSE Group. As such, applying a fixed terminal growth rate to 2009 cash flows may not appropriately capture these growth expectations. Therefore, in our calculation of a terminal value, we considered industry analysts' expectations of NYSE Group's earnings growth through 2011, the end of the analysts' five-year projection period, after which we applied a growth rate of 3.5%.

        As a secondary approach to calculate a terminal value, we applied a terminal exit multiple of 16.0x to 2009 EBITDA. This multiple is consistent with current multiples of certain comparable public companies whose current growth rates are similar to NYSE Group's future growth rates, expected by analysts, past 2009. It is also consistent with future EBITDA multiples we selected for NYSE Group in our Selected Public Companies analysis.

        In calculating the present value of free cash flows and the terminal value of NYSE Group, we have selected a discount rate of 9.4% on the basis of (i) the methodology presented above and (ii) a risk free rate of 4.6% based on the 30-year U.S. Treasury Bond yield as of November 14, 2006. We reviewed the risk free rates as of November 20, 2006 and observed that these rates have declined since November 14, 2006; we have concluded that the change would not materially impact our analyses.

        After calculating the enterprise value of operations, non-operating assets were added to calculate the total enterprise value. In this instance, after calculating an enterprise value from operations of $10.9 to $12.5 billion, we added cash of $777.7 million and subtracted minority interest of $38.1 million, to derive an aggregate value of equity of $11.6 to $13.3 billion.

Conclusion:

        Based on an assumption of 159.2 million common shares of NYSE Group outstanding, on a fully diluted basis, the DCF Analysis indicated an implied value of $72.89 to $83.28 per share of common stock of NYSE Group.

Selected Public Companies Analysis

        For purposes of the Selected Companies Analysis, we generally selected multiples toward the upper end of the range of the comparable company multiples given the above average financial performance of NYSE Group over the next several years expected by both the management of NYSE Group and industry analysts.

Selected Comparable Multiples	FY 2006E		FY 2007E		FY 2008E
EBITDA Multiples	23.5x	27.5x	16.0x	18.0x	14.0x	16.0x
EBIT Multiples	29.0x	31.0x	19.0x	21.0x	17.0x	19.0x

        After calculating the enterprise value of operations, non-operating assets were added to calculate the total enterprise value. After calculating an enterprise value from operations of $11.1 to $12.7 billion, we added cash of $777.7 million and subtracted minority interest of $38.1 million, to derive an aggregate value of equity of $11.8 to $13.4 billion.

        The Selected Companies Analysis indicated an implied range of values per share of NYSE Group common stock of $74.36 to $84.41 per share.

Selected Transactions Analysis

        As described above, we did not believe that it was appropriate to calculate range of values per share of NYSE Group based on its historical earnings levels. Accordingly, in applying the Selected Transactions Analysis, we have capitalized projected December 2006 and 2007 earnings levels.

        For purposes of the Selected Transactions Analysis, we selected multiples above the mean and median, primarily due to the expectation that NYSE Group will grow its earnings over the next two years at a rate above the growth rate expected for the observed target companies for comparable periods.

Selected Transactions Multiples	FY 2006E		FY 2007E
EBITDA Multiples	25.0x	29.0x	17.0x	21.0x
EBIT Multiples	31.0x	34.0x	21.0x	24.0x

        After calculating an enterprise value of operations, non-operating assets were added to calculate a total enterprise value. In this instance, after calculating an enterprise value from operations of $11.8 to $13.9 billion, we added cash of $777.7 million and subtracted minority interest of $38.1 million, to derive an aggregate value of equity of $12.5 to $14.6 billion.

        The Selected Transactions Analysis indicated an implied range of values per share of NYSE Group common stock of $78.76 to $91.95.

Summary of conclusions

	Indicated Value Ranges
NYSE Group	Enterprise Value		Per Share Value
	(Figures in millions, except per share amounts)
DCF Analysis	$10,865	$12,520	$72.89	$83.28
Selected Companies Analysis	$11,100	$12,700	$74.36	$84.41
Selected Transactions Analysis	$11,800	$13,900	$78.76	$91.95
Share Price Reference(12)	$14,158		$93.57
(12)
10 days volume weighted average share price of NYSE Group as of November 20, 2006

        Similarly to our analysis of Euronext range of values per share, we observed that the DCF Analysis may be less influenced by factors such as (i) the recent share price appreciation in the industry due to expected consolidation trends, (ii) the different stage of development of electronic trading platforms for NYSE Group and selected publicly-traded comparable companies, (iii) the difference among industry participants in information technology management (i.e. in-house or outsourced) and (iv) the differences in product mix of NYSE Group and the selected publicly-traded companies, than the Selected Transactions Analysis and the Selected Companies Analysis.

        Accordingly, we have relied on the DCF Analysis as our primary method of determining a range of values per share of NYSE Group. As mentioned above, the DCF Analysis indicated an implied range of values of $72.89 to $83.28 per NYSE Group Share.

6.5.
Range of Values for NYSE Euronext Shares

Analysis of Synergies

        As part of our due diligence, we reviewed the presentations pertaining to synergies made by each of NYSE Group and Euronext, and we discussed with senior management of each of NYSE Group and Euronext, the significant cost savings and revenue synergies they expect to occur upon completion of the Transaction. We understand that the synergies were determined jointly by Euronext and NYSE Group's respective management, along with their information technology providers, AEMS (for Euronext) and SIAC (for NYSE) (the "Synergies"). In addition, we reviewed industry analysts' commentaries regarding the amount, timing and expected realization of the Synergies.

        In our valuation of the Synergies, we relied upon the Synergies as prepared jointly by Euronext and NYSE Group(13). Upon the advice of the management of Euronext and NYSE Group, we have assumed that the Synergies have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of Euronext and NYSE Group and that the Synergies will be realized in the amounts and the time periods indicated thereby. In our analysis we are not addressing the validity of these Synergies or the restructuring costs incurred and, although we have discussed these Synergies and cost estimates with management, we are relying upon them without independent verification.

(13)
As described in the joint presentation "Creating the Global Exchange", June 2, 2006.

        Synergies resulting from revenues are expected by the management of NYSE Group and Euronext to be generated by, among other factors, (i) product cross-selling, (ii) new product launches, (iii) extension of trading hours, (iv) leveraging Euronext's and NYSE Group's brands and (v) providing a global liquidity pool to capture overseas listings.

        Synergies resulting from cost savings are expected by the management of NYSE Group and Euronext to result from, among other factors, (i) the consolidation of six trading platforms into two global trading platforms, (ii) the consolidation of ten data centers into four globally linked data centers, (iii) the integration of support functions and rationalization of marketing expenses, and (iv) the streamlining of corporate costs.

        In addition, the management of Euronext expects to progressively reduce the trading fees they charge their clients on their respective equity markets as synergies in information technology are realized.

(amounts in millions)	FY 2007E	FY 2008E	FY 2009E	Thereafter
Revenue Synergies(14)	$25.0 (€20)	$50.0 (€39)	$100.0 (€78)	$100.0 (€78)
Cost Synergies	$55.0 (€43)	$125.0 (€98)	$275.0 (€215)	$275.0 (€215)
Restructuring Costs	$70.0 (€55)	$70.0 (€55)	$40.0 (€31)	$0.0 (€0)

Net Synergies	$10.0 (€8)	$105.0 (€82)	$335.0 (€262)	$375.0 (€293)

        In analyzing the Synergies, we have calculated a net present value of the future projected Synergies, using a discount rate of 9.1%, based on Euronext discount rate of 8.7% and on NYSE Group discount rate of 9.4%, a 41% tax rate, no growth in Synergy amounts after 2009, and mid-year discounting convention. In addition, we calculated a downside case of the Synergies in which Euronext will retrocede part of the information technology costs Synergies to its clients as announced on November 14, 2006.(15)

(14)
Revenue synergies in 2007 and 2008 are estimated by Houlihan Lokey, and assume gradual phase-in of anticipated synergies.
(15)
Euronext Press Release: "In accordance with the General Regulations of the Autorité des Marchés Financiers and within the framework of the proposed merger with NYSE Group Inc., Euronext NV announces that it is considering the progressive reduction of trading fees on its equity markets by between 10 and 15% as synergies in information technology are realized over the two or three years following the merger."

(16)
Presentation "Creating the Global Exchange", June 2, 2006.

(17)
As described in the Notes to the unaudited pro forma condensed combined financial statements of NYSE Euronext, in the Form S-4 filed on November 13, 2006 by NYSE Euronext.

        We compared our valuation assumptions with those of the management of Euronext and NYSE Group, its other financial advisors (ABN AMRO and Morgan Stanley) and industry analysts. In addition, we reviewed industry analysts' commentaries regarding the achievability and timely deliverability of these Synergies.

        Based on the above assumptions and comparisons, our analysis indicated an implied value of the Synergies of approximately €1.7 billion (€1.5 billion in the downside case), as compared to Euronext and NYSE Group jointly-prepared valuation of the Synergies of €3.4 billion (16), and an equity analyst's range value of the Synergies of €1.0 billion to €1.8 billion. We observed that Euronext and NYSE Group relied upon a capitalization approach utilizing a P/E multiple of 25.0x, in contrast to our analysis which is derived from a discounted cash flow analysis. We further observed that the majority of the analysts have valued the Synergies utilizing a discounted cash flow analysis.

Analysis of Amortization Tax Benefits

        We calculated the net present value of the future tax benefits arising from the amortization of the intangible assets as identified by the management of NYSE Group and Euronext, using an average discount rate of 9.1%, based on Euronext discount rate of 8.7% and on NYSE Group discount rate of 9.4%, and for each identified intangible asset, the midpoint of the range of useful life as estimated by management.

Range of Values per Share for NYSE Euronext

        Based on (i) our calculation of the values per share of Euronext and NYSE Group on standalone bases, (ii) the net present value of the expected Synergies plus the amortization tax benefit, as determined by the management of both NYSE Group and Euronext and (iii) a total of 269.5 million(18) NYSE Euronext shares outstanding, our analysis indicated an implied range of values per share of NYSE Euronext of €58.56 to €69.06.

(18)
Total shares outstanding = Euronext fully diluted shares (112.6 million) times 0.98, plus NYSE shares outstanding (159.2 million).

(figures in millions except per share values)	Low		High
NYSE Group per share price (USD)	$72.89	—	$83.28
EUR-USD exchange rate as of November 20, 2006	1.2813	—	1.2813
NYSE Group per share price (EUR)	€56.89	—	€65.00
NYSE fully diluted shares outstanding	159.2	—	159.2

NYSE market capitalization	€9,056.9	—	€10,348.5
Euronext per share price	€65.76	—	€77.75
Euronext fully diluted shares outstanding	112.6	—	112.6

Euronext market capitalization	€7,401.5	—	€8,751.5
Cash consideration distribution	(€2,399.7)	—	(€2,399.7)
Tax benefits	€204.1	—	€204.1
Synergies estimated value	€1,520.2	—	€1,707.5

NYSE Euronext pro-forma valuation	€15,783.1	—	€18,612.0
NYSE Euronext number of shares	269.5	—	269.5

Values per share of NYSE Euronext	€58.56	—	€69.06

        Alternatively, an analysis of the historic closing share prices of each of NYSE Group and Euronext indicated an implied range of values per share of NYSE Euronext of €45.33 to €71.79.

	Closing Price as of
(figures in millions except per share values)	November 20, 2006	May 31, 2006	May 19, 2006	30 Days Prior the announcement
NYSE Group per share price (USD)	$95.32	$59.80	$64.50	$78.05
EUR-USD exchange rate	1.2813	1.2845	1.2706	1.2114
NYSE Group per share price (EUR)	€74.39	€46.56	€50.77	€64.43
NYSE fully diluted shares outstanding	159.2	159.2	159.2	159.2

NYSE market capitalization	€11,844.30	€7,412.42	€8,082.47	€10,258.4
Euronext per share price	€88.00	€64.00	€70.60	€65.20
Euronext fully diluted shares outstanding	112.6	112.6	112.6	112.6

Euronext market capitalization	€9,905.04	€7,203.66	€7,946.54	€7,338.7
Cash consideration distribution	(€2,399.72)	(€2,399.72)	(€2,399.72)	(€2,399.7)
Tax benefits	—	—	—	—
Synergies valuation	—	—	—	—
Combined entity pro forma valuation	€19,349.6	€12,216.4	€13,629.3	€15,197.4
Combined entity number of shares	269.5	269.5	269.5	269.5

Combined entity per share value	€71.79	€45.33	€50.57	€56.35

6.6.  Fairness Considerations

Valuation Conclusions

        In summary, our analysis indicated an implied range of values per share of Euronext of €65.76 to €77.75. We observed that this is in-line with brokers' and analysts' target estimates and is within the range of Euronext's closing share prices of €63.65 to €93.30 for the period of May 19 to November 20, 2006.

        Based on (i) our calculation of an implied range of values per share of NYSE Euronext of €58.56 to €69.06 and (ii) the Cash Portion of the Offer Consideration, our analysis indicated an implied range of values of the Offer Consideration of €78.71 to €89.00 per Euronext share.

        With respect to the Cash Portion of the Offer Consideration, we have assumed that debt financing is available and we express no opinion on the price, terms or form of such financing.

	Low		High
NYSE Euronext Pro Forma Value (billions)	€15.7	—	€18.5
NYSE Euronext Pro Forma Number of Shares (millions)	269.5	—	269.5
NYSE Euronext Pro Forma value per Share (billions)	€58.56	—	€69.06
Euronext Shareholders	x0.98		x0.98

Stock Portion of the Offer Consideration	€57.39	—	€67.68
Cash Portion of the Offer Consideration	€21.32	—	€21.32
Offer Consideration	€78.71	—	€89.00

        Alternatively, the analysis of the closing share prices of each of NYSE Group and Euronext, as of November 20, 2006, indicated an implied value per share of NYSE Euronext of €45.33 to €71.79 and an implied value per share of the Offer Consideration of €65.74 to €91.68.

	November 20, 2006	May 31, 2006	May 19, 2006	30 Days Prior
NYSE Euronext pro forma valuation	€19.3	€12.2	€13.7	€15.1
NYSE Euronext number of shares	269.5	269.5	269.5	269.5
NYSE Euronext per share value	€71.79	€45.33	€50.57	€56.35
Exchange ratio	x0.98	x0.98	x0.98	x0.98

Stock Portion of the Offer Consideration	€70.36	€44.42	€49.56	€55.23
Cash Portion of the Offer Consideration	€21.32	€21.32	€21.32	€21.32
Total per share consideration	€91.68	€65.74	€70.88	€76.58

        Our analysis indicated that the Offer Consideration is higher than and/or within the range of (i) values per share of Euronext indicated by our analysis and (ii) Euronext's publicly traded share price over the (a) three-month period ending November 20, 2006 and (b) the three-month period prior to the Transaction.

Implied Valuation Multiples

        The valuation multiples implied by our calculation of the values per share of the Offer Consideration indicated multiples of in excess of 17.0x EBITDA for the trailing twelve month period and through fiscal year 2007.

        Our calculation of the Offer Consideration based upon the publicly-traded share prices of each of NYSE Group and Euronext indicated multiples in excess of 19.0x EBITDA for the trailing twelve month period and through fiscal year 2007.

        We observed that the EBITDA multiple ranges derived from the combined entity market value indicated by our analyses (i) are generally in line with, or above, the observed EBITDA multiples for the selected publicly traded companies presented above, (ii) are in line with Euronext's own publicly-traded EBITDA multiples based on a 10-day volume weighted share price and (iii) are higher than the EBITDA multiples implied by our calculation of range of values per share of Euronext on a standalone basis.

Premium and Accretion Analyses

        The value of the Offer Consideration based on closing trading prices of each of Euronext and NYSE Group on the last business day prior to the May 22, 2006 announcement date of the Transaction implies a premium of 0.4% compared to Euronext's closing trading price as of the same day. The same analysis as of the last business day prior to the June 1, 2006 signing of the Combination Agreement implies a premium of 2.7%. As of November 20, 2006 the premium based on public share prices of each of Euronext and NYSE Group is 4.2%.

	Nov 20, 2006	May 31, 2006	May 19, 2006	30 Days Prior
Offer Consideration per share	€91.68	€65.74	€70.88	€76.55
Euronext share price	€88.00	€64.00	€70.60	€65.20
Offer Premium	4.2%	2.7%	0.4%	17.4%

        Our analysis of the premiums based on publicly-traded share prices 30 days prior to the announcement of the Transaction indicated a 17.4% premium. We compared this premium to premiums in other transactions announced as mergers of equals (based on prices 30 days prior to announcement) in the range of negative 7.5% to 29.2% and with a mean and median of 12.1% to 13.9%, for transactions in excess of $1.0 billion from January 1, 2004 to November 1, 2006.(19)

        The modest size of the premium is largely due to the increase in Euronext's publicly-traded share prices prior to the May 22, 2006 announcement of the Transaction, which may have indicated that the market was anticipating the Transaction or a similar event.

(19)
We reviewed 11 merger of equal transactions in excess of $1 billion, from the period January 1, 2004 to November 30, 2006.

        Our calculation of the range of values per share of Euronext and NYSE Euronext implied a premium range of 14.5% to 19.7%.

	Low		High
Offer Consideration (based on our calculation of a range of values per share of NYSE Euronext plus the Cash Portion of the Offer Consideration)	€78.71	—	€89.00
Euronext per share value based on our calculation of a range of values per share of Euronext on a standalone basis	€65.76	—	€77.75
Premium	19.7%	—	14.5%

        Based upon a downside case scenario comparison with our calculation of range of values per share of Euronext and NYSE Group, where one takes the high end of our range of values per share of Euronext and the low end of our range of values per share of NYSE Group, the Transaction does not require the Synergies to be achieved in order to make the deal accretive to Euronext Shareholders taken as a whole.

Contribution Analyses

        Assuming, among other factors, (i) an all-stock deal (where the Cash Portion of the Offer Consideration is assumed to buy shares of NYSE Euronext at a price equal to the closing price of NYSE Group's common stock on November 20, 2006) and (ii) the closing share prices of each of Euronext and NYSE Group, as of November 20, 2006, our analysis indicated a pro forma ownership of NYSE Euronext by current Euronext Shareholders upon consummation of the Transaction of approximately 47.2%.

        We have examined Euronext's pro forma operating performance contribution in terms of revenues, EBITDA and earnings to the combined entity. It ranges between 45% to 52% for the fiscal years ending in 2008 and 2009, with and without the Synergies.

        Additionally, the company has announced that NYSE Euronext Board of Directors will be composed of an equal number of Europeans and Americans(20).

(20)
In a Press Release dated November 21, 2006, NYSE Group and Euronext have announced that: "Within the framework of the proposed merger, NYSE Group and Euronext have agreed that following their combination the NYSE Euronext Board of Directors will be composed of an equal number of Americans (11) and Europeans (11). The Board of Directors will be composed of 22 directors, including: the directors of NYSE Group (including both Chairman and Chief Executive Officer), the members of the Euronext Supervisory Board (including the Chairman of the Euronext Supervisory Board), and the Chief Executive Officer of Euronext, and one European to be designated. It will be the decision of the Nomination Committee and the Board of Directors, both equally composed of Americans and Europeans, to maintain this parity."

Parity Analysis

        Assuming, among other factors, (i) an all-stock deal (where the Cash Portion of the Offer Consideration is assumed to buy shares of NYSE Euronext at a price equal to the closing prices of NYSE Group's common stock from March 8, 2006 to November 20, 2006) and (ii) the closing share prices of each of Euronext and NYSE Group from March 8, 2006 to November 20, 2006, our analysis indicated a pro forma ownership range of NYSE Euronext by Euronext Shareholders upon consummation of the Transaction of 47.2% to 51.7%.

        The exchange parity has ranged from 1.14 to 1.49 based upon the closing share prices of each of Euronext and NYSE Group throughout the period one-month prior to the announcement of the Transaction.

        Excluding the Cash Portion of the Offer Consideration, the Stock Portion of the Offer Consideration has ranged from 0.79 to 1.06 based upon the closing share prices of each of Euronext and NYSE Group throughout the period one-month prior to the announcement of the Transaction.

7.     Analysis of the Valuation Work Carried Out by the Advisors of Euronext

        We have reviewed the valuation reports prepared by Euronext's financial advisers, ABN AMRO and Morgan Stanley. These reports were presented to the Supervisory Board as of June 1, 2006 and May 31, 2006, respectively. Because six months have elapsed since the time that these valuations were issued, we have concluded that they were no longer relevant to our analysis.

        In their valuation reports, ABN AMRO and Morgan Stanley used the following methods:

  •
  Share price and analysts target price references;

  •
  DCF Analysis;

  •
  Selected Companies Analysis; and

  •
  Selected Transactions Analysis.

        Although we agree with these methods which are generally accepted, our critical review of these reports gave rise, among others, to the following observations.

General Comments on the Multiples Selected by ABN AMRO and Morgan Stanley

        For purposes of their analyses, ABN AMRO and Morgan Stanley selected P/E multiples. We believe that EV/EBITDA multiples constitute a more accurate method of assessing the fair market value of companies to the extent they tend to focus more on operating performance and are less affected by the different tax rates and leverage ratios of companies spread out across a broad geographical scope.

DCF Analysis

        Morgan Stanley and ABN AMRO relied on different sources for the forecasts they used in their DCF Analysis:

  •
  Brokers' estimates for Euronext through 2008;

  •
  Management forecasts using NYSE Group's business plan through 2009.

        Additionally, ABN AMRO prepared a fading period from 2008 to 2013 for Euronext and from 2010 to 2013 for NYSE Group. Morgan Stanley prepared a fading period for Euronext from 2009 to 2013.

        In their valuation of Euronext, Morgan Stanley and ABN AMRO did not take into account the same non-operating assets as we did, namely Euronext's 16.6% stake in redeemable convertible preference shares in LCH Clearnet and Euronext's 50% stake in Atos Euronext Market Solutions.

Selected Companies Analysis

        In contrast to our selection of 13 companies having operations in Europe, North America and Asia, ABN AMRO only selected, in addition to European exchanges, certain North American exchanges and no Asian exchanges.

        Morgan Stanley selected a sample of companies, which is similar to ours.

Selected Transactions Analysis

        For purposes of its Selected Transactions Analysis, ABN AMRO selected a sample of transactions dating as far back as 2001. We believe that due to the recent consolidation trend in the stock exchange industry, transactions dating back more than 18 months are less relevant in applying the Selected Transactions Analysis.

        Furthermore, the sample of comparable transactions selected by ABN AMRO included transactions involving clearing and settlement companies, such as Deutsche Boerse AG's takeover of Clearstram International SA and Clearnet's acquisition of The London Clearing House Ltd. We believe that such transactions are less relevant to the analysis as they involve companies with businesses that are substantially different from Euronext's or NYSE Group's businesses. We also noted that Prebon Yamane's buyout by Collins Stewart Tullett is more relevant to the brokerage industry than the stock exchange industry.

        We were not provided with the sample of comparable transactions selected by Morgan Stanley for purposes of its Selected Transactions Analysis.

        Finally, we have included in our sample, comparable transactions that have occurred since the date of Morgan Stanley's and ABN AMRO's valuation report:

  •
  EBS Group's acquisition by ICAP Plc in April 2006 (€628 million);

  •
  Intercontinentalexchange Inc's acquisition of the New York Board of Trade, Inc. in September 2006 (€838 million); and

  •
  Chicago's Board of Trade's acquisition by Chicago Mercantile Exchange in October 2006 (€6.3 billion)

        Updates to these valuation reports issued prior to our delivery of the Bring-Down Letter and/or the valuation reports delivered by NYSE Euronext's presenting banks to the AMF (which will be summarized in the tender offer prospectus ("Note d'Information")) will be reviewed by us in the context of the delivery of the Bring-Down Letter.

8.     Conclusion ("Attestation d'équité")

        Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Offer Consideration to be offered to Euronext Shareholders taken as a whole, is fair to such Shareholders from a financial point of view.

Done in Paris

On November 23, 2006

Houlihan Lokey Howard & Zukin (Europe) Limited

/s/ JEAN-FLORENT RÉROLLE Jean-Florent Rérolle Managing Director
/s/ FRANÇOIS FAURE François Faure Managing Director

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